UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Offers

On December 21, 2016, Intelsat S.A. issued a press release which announced the results to-date for the previously announced exchange offers by its wholly-owned subsidiary, Intelsat Connect Finance S.A. (“ICF”), for certain notes of Intelsat (Luxembourg) S.A. (the “Exchange Offers”) as well as the anticipated early settlement date of December 22, 2016 for the Exchange Offers.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release.

The information contained in this report shall be deemed to be incorporated by reference into (1) the Offering Memorandum, dated December 7, 2016, with respect to the Exchange Offers, and (2) the Offering Memorandum of Intelsat (Luxembourg) S.A., dated December 20, 2016, with respect to the exchange offer made pursuant thereto.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated December 21, 2016, entitled “Intelsat Announces Results to Date and Early Settlement Date for Exchange Offers for Certain Notes of Intelsat (Luxembourg) S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2016	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

Exhibit No.	Document Description

99.1	Press Release, dated December 21, 2016, entitled “Intelsat Announces Results to Date and Early Settlement Date for Exchange Offers for Certain Notes of Intelsat (Luxembourg) S.A.”